Exhibit 99.1

EXECUTION VERSION

Underwriting Agreement

May 12, 2026

J.P. Morgan Securities LLC

270 Park Avenue

New York, NY 10017

United States

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282-2198

United States

HSBC Securities (USA) Inc.

66 Hudson Boulevard

New York, NY 10021

United States

Santander US Capital Markets LLC

437 Madison Avenue

New York, NY 10022

United States

Standard Chartered Bank AG

TaunusTurm, Taunustor 1

60310 Frankfurt am Main

Germany

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom J.P. Morgan Securities LLC is acting as representative (the “Representative”), $1,000,000,000 principal amount of its 5.375% Notes due 2036 having the terms set forth in Schedule 2 hereto (the “Securities”). The Securities will be issued pursuant to the Indenture dated as of June 1, 2015, among the Company, Wilmington Trust, National Association as trustee (the “Trustee”) and Citibank, N.A. as securities administrator (the “Securities Administrator”), as supplemented by a supplemental indenture to be dated as of May 19, 2026 (the “Indenture”). The non-U.S. affiliates of the Underwriters are set forth in Schedule 5 hereto.

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 98.712% for the Securities, both of the principal amount thereof, plus accrued interest, if any, from May 19, 2026 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representative is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 3:30 P.M., New York City time, on May 12, 2026. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Allen Overy Shearman Sterling LLP at 10:00 A.M., New York City time, on May 19, 2026, or at such other time or place on the same or such other date, not later than the third business day thereafter, as the Representative and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representative not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information (the “Underwriter Information”) relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Base Prospectus included therein, the Preliminary Prospectus or any Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the front and back cover pages in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the table and in the third paragraph, the fourth paragraph, the sixth paragraph (only with respect to any Underwriter that is not a U.S.-registered broker-dealer), the second sentence of the eighth paragraph, the ninth paragraph, and the tenth paragraph and in “Other Relationships” under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus, and the following information in the final Pricing Term Sheets, each dated May 12, 2026: (i) the names of the Underwriters; (ii) the Spread to Benchmark Treasury, (iii) Benchmark Treasury and (iv) the Benchmark Treasury Price and Yield.

Notices to the Underwriters shall be given at: J.P. Morgan Securities LLC, 270 Park Avenue, New York, NY 10017, United States, Attention: Investment Grade Syndicate Desk, Telephone: +1 (212) 834-4533; BofA Securities, Inc., 114 West 47th Street, NY8-114-07-01, New York, NY 10036, United States, Attention: High Grade Debt Capital Markets Transaction Management/Legal, Fax: +1 (212) 901-7881; Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, United States, Attention: General Counsel, Fax: +1 (646) 291-1469; Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282-2198, United States, Attention: Registration Department; HSBC Securities (USA) Inc., 66 Hudson Boulevard, New York, NY 10001, United States, Attention: DCM Legal Americas, Email: dcmlegalamericas@us.hsbc.com; Santander US Capital Markets LLC, 437 Madison Avenue, New York, NY 10022, United States, Attention: Debt Capital Markets, Email: DCMAmericas@santander.us; Standard Chartered Bank AG, TaunusTurm, Taunustor 1, 60310 Frankfurt am Main, Germany, Attention: Capital Markets, Telephone: +49 (0) 69 770 750 304 / + 33 1 53 75 83 00, Email: SCBCapitalMarketsNotice@sc.com.

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All provisions contained in the document entitled ArcelorMittal Underwriting Agreement Standard Provisions (the “Standard Provisions”), which was filed as Exhibit 1.1 to the Registration Statement on Form F-3 dated April 8, 2024 (File No. 333-278551), are incorporated by reference herein in their entirety and shall be deemed to be applicable and a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that:

(i)	if any term defined in such Standard Provisions is otherwise defined herein, the definition set forth herein shall control;

(ii)	Section 1 of the Standard Provisions is completed by the following file number of the Registration Statement: File No. 333-278551;

(iii)	the phrase “, currently consisting of the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic and Crimea region of Ukraine, the Kherson or Zaporizhzhia regions of Ukraine (in each case to the extent that such areas of Kherson or Zaporizhzhia are under control of Russia), Cuba, Iran and North Korea” shall be inserted after the word “territory” in Section 3(dd)(a)(ii) of the Standard Provisions;

(iv)	the sentence “The representations given in this Section 3(dd) shall not be (i) made to any Underwriter incorporated in or organized under the laws of the Federal Republic of Germany in so far as they would result in a violation of, or conflict with, Section 7 of the Germany Foreign Trade Ordinance (Außenwirtschaftsverordnung), or any similar applicable anti-boycott law or regulation, as amended from time to time and (ii) given to or sought by any of the Underwriters insofar as this would result in a violation of, or conflict with Council Regulation (EC) 2271/96, as may be amended or supplemented from time to time and/or any applicable national law or regulation relating thereto in any member state of the European Union ” shall be inserted at the end of Section 3(dd) of the Standard Provisions;

(v)	the phrase “(x) on and as of the date hereof and the Closing Date, from an authorized representative of the Company who has knowledge of the Company’s financial matters and is reasonably satisfactory to the Representative, a certificate substantially in the form of Annex E hereto, and (y)” shall be inserted after the word “received” in Section 6(e) of the Standard Provisions;

(vi)	the phrase “U.S. federal or New York State authorities” in clause (iii) of Section 8 of the Standard Provisions shall be deleted and replaced with the phrase “the authorities of any of the U.S. (federal or New York State) or Luxembourg”;

(vii)	the following provisions do not apply: Sections 5(e), (f), (j) and (k), and Section 20(g). For certainty, Sections 5(d) and (i), and Section 16, Section 17, Section 18 and Section 19 do apply; and

(viii)	Sections 5(i), (j) and (k) of the Standard Provisions are deleted and replaced with the following:

“(i)          If applicable per the Underwriting Agreement, it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Securities to any retail investor in the UK. For the purposes of this provision:

(i)	the expression “retail investor” means a person who is either one (or both) of the following:

(A)	not a professional client (as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”)); or

(B)	not a qualified investor (as defined in paragraph 15 of Schedule 1 to the Public Offers and Admission to Trading Regulations 2024 (the “POATRS”)); and

(ii)	the expression “an offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to buy or subscribe for the Securities.

(j)            If applicable per the Underwriting Agreement, it has not made and will not make an offer of Securities which are the subject of the offering contemplated by the Prospectus to the public in the UK, except that it may make an offer of such Securities to the public in the UK to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRS.

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The underwriters shall require any person who acquires the Securities to represent and warrant that he is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRS.

For the purposes of this provision, the expression “an offer of Securities to the public” in relation to any Securities means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to buy or subscribe for the Securities.

(k)           If applicable per the Underwriting Agreement, it has not made and will not make an offer of Securities which are the subject of the offering contemplated by the Prospectus to the public in the UK, except that it may make an offer of such Securities to the public in the UK at any time:

(i)	to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRS ;

(ii)	to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRS) in the UK subject to obtaining the prior consent of the relevant underwriters or underwriter nominated by the Company for any such offer; or

(iii)	in any other circumstances falling within Part 1 of Schedule 1 to the POATRS,

For the purposes of this provision, the expression “an offer of Securities to the public” in relation to any Securities means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to buy or subscribe for the Securities.”

In addition, the Company represents and warrants to each Underwriter that the Company’s condensed consolidated statements of financial position, condensed consolidated statement of operations and condensed consolidated statements of cash flows, and the footnotes thereto, as of and for the three months ended March 31, 2026 furnished on the Company’s Report of Foreign Private Issuer on Form 6-K dated May 12, 2026, incorporated by reference in the Time of Sale Information, Preliminary Prospectus and the Prospectus present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial information has been prepared in accordance with IFRS as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods covered thereby.

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature to this agreement may be delivered by electronic mail (including Adobe pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Agreement. Each of the Underwriters represents and warrants that it has the corporate capacity and authority to execute this Agreement through electronic means and there are no restrictions for doing so in that Underwriter’s constitutive documents.

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If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By:	/s/ Maureen Baker
	Name:	Maureen Baker
	Title:	Group Head Funding

By:	/s/ Philippe Noury
	Name:	Philippe Noury
	Title:	Group Treasurer

Accepted: May 12, 2026

J.P. MORGAN SECURITIES LLC

By	/s/ Som Bhattacharyya
Authorized Signatory

BOFA SECURITIES, INC.

By	/s/ Cody M. Kiechle
Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Adam Bordner
Authorized Signatory

GOLDMAN SACHS & CO. LLC

By	/s/ Joanna Sedlak
Authorized Signatory

HSBC SECURITIES (USA) INC.

By	/s/ Patrice Altongy
Authorized Signatory

SANTANDER US CAPITAL MARKETS LLC

By	/s/ Richard N. Zobkiw Jr.
Authorized Signatory

STANDARD CHARTERED BANK AG

By	/s/ Christopher Mackel
Authorized Signatory

By	/s/ Mickael Parakian
Authorized Signatory

Schedule 1

Underwriter	Principal Amount of the Securities
J.P. Morgan Securities LLC	$142,858,000
BofA Securities, Inc.	$142,857,000
Citigroup Global Markets Inc.	$142,857,000
Goldman Sachs & Co. LLC	$142,857,000
HSBC Securities (USA) Inc.	$142,857,000
Santander US Capital Markets LLC	$142,857,000
Standard Chartered Bank AG	$142,857,000
Total	$1,000,000,000

Schedule 2

Debt Securities

Underwriters and Address for Notices:

Notices to the Underwriters shall be given at:

J.P. Morgan Securities LLC, 270 Park Avenue, New York, NY 10017, United States, Attention: Investment Grade Syndicate Desk, Telephone: +1 (212) 834-4533.

BofA Securities, Inc., 114 West 47th Street, NY8-114-07-01, New York, NY 10036, United States, Attention: High Grade Debt Capital Markets Transaction Management/Legal, Fax: +1 (212) 901-7881.

Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, United States, Attention: General Counsel, Fax: +1 (646) 291-1469.

Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282-2198, United States, Attention: Registration Department.

HSBC Securities (USA) Inc., 66 Hudson Boulevard, New York, NY 10001, United States, Attention: DCM Legal Americas, Email: dcmlegalamericas@us.hsbc.com.

Santander US Capital Markets LLC, 437 Madison Avenue, New York, NY 10022, United States, Attention: Debt Capital Markets, Email: DCMAmericas@santander.us.

Standard Chartered Bank AG, TaunusTurm, Taunustor 1, 60310 Frankfurt am Main, Germany, Attention: Capital Markets, Telephone: +49 (0) 69 770 750 304 / + 33 1 53 75 83 00, Email: SCBCapitalMarketsNotice@sc.com.

Certain Terms of the Securities:

Title of Securities: 5.375% Notes due 2036

Aggregate Principal Amount of Securities: $1,000,000,000

Maturity Date: May 19, 2036, unless earlier redeemed

Interest Rate: 5.375% per annum

Interest Payment Dates: May 19 and November 19, commencing November 19, 2026

Record Dates: May 5 and November 5

Redemption Provisions: Make whole call at Treasury plus 20 basis points; Par Call Date of February 19, 2036; Tax redemption at 100%

Change of Control: 101%

Schedule 3

Time of Sale Information

1.          Pricing term sheet containing the terms of the Securities, substantially in the form of Schedule 4.

Schedule 4

Final Pricing Term Sheet

ArcelorMittal

$1,000,000,000 5.375% Notes due May 19, 2036

This final term sheet dated May 12, 2026, relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 12, 2026, and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Offering Format:	SEC-Registered
Ranking:	Senior, Unsecured
Security Description:	5.375% Notes due May 19, 2036
Size:	$1,000,000,000
Price:	99.162% of face amount
Maturity Date:	May 19, 2036, unless earlier redeemed
Coupon:	5.375% per annum, Fixed, Semi-annual
Yield to Maturity:	5.485%
Benchmark Treasury:	UST 4.125% due February 15, 2036
Benchmark Treasury Price and Yield:	97-10+; 4.465%
Spread to Benchmark Treasury:	102 bps
Interest Payment Dates:	May 19 and November 19, commencing November 19, 2026
Total Net Proceeds Before Expenses:	The net proceeds of the Notes offering, after deduction of the underwriting discount of approximately $4,500,000, amount to approximately $987,120,000.
Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering for general corporate purposes.
Optional Redemption:	(i) make-whole call, in whole or in part, at any time prior to the Par Call Date and (ii) on or after the Par Call Date, in whole or in part, at a redemption price equal to 100% of the principal amount, in each case plus accrued and unpaid interest thereon, if any, up to (but excluding) the redemption date.
Redemption for Taxation Reasons:	ArcelorMittal may redeem all but not in part of the Notes for one or more certain taxation reasons (each as described in the Preliminary Prospectus Supplement), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest (including any additional amounts) thereon, if any, up to (but excluding) the redemption date.
Change of Control:	101%
Make-whole Spread:	T+20 bps
Par Call Date:	February 19, 2036
Trade Date:	May 12, 2026
Settlement Date:	T+5; May 19, 2026
CUSIP:	03938LBM5
ISIN:	US03938LBM54
Denominations/Multiple:	$2,000 x $1,000
Expected Security Ratings*:	Baa2 / BBB (Moody’s / S&P)

Underwriters:

Joint Book-Running Managers

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Santander US Capital Markets LLC

Standard Chartered Bank AG

Listing:	None
Governing Law:	The indenture and the Notes will be governed by the laws of the State of New York. The provisions of articles 470-1 to 470-19 of the Luxembourg law of August 10, 1915, on commercial companies, as amended, do not apply to the Notes

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by calling collect: 1-212-834-4533; BofA Securities, Inc. by calling toll-free: 1-800-294-1322; Citigroup Global Markets Inc. by calling toll-free: 1-800-831-9146; Goldman Sachs & Co. LLC by calling toll-free:1-866-471-2526; HSBC Securities (USA) Inc. by calling toll-free: 1-866-811-8049; Santander US Capital Markets LLC by calling toll-free: 1-855-403-3636; Standard Chartered Bank AG by calling: +44 2078 855739.

MiFID II/UK MiFIR professionals/ECPs-only/No PRIIPs KID or CCI product summary—Manufacturer Target Market (MiFID II Product Governance/UK MiFIR Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) or CCI product summary has been prepared as not available to retail in EEA or UK.

The underwriters expect to deliver the Notes on or about May 19, 2026, which will be five business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the Notes (this settlement cycle is being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Schedule 5

Non-U.S. Affiliates of Underwriters and Addresses

J.P. Morgan Markets Limited

25 Bank Street

Canary Wharf

London

E14 5JP

United Kingdom

J.P. Morgan Dublin plc

200 Capital Dock

79 Sir John Rogerson’s Quay

Dublin 2

Ireland

BofA Securities Europe SA

51 rue La Boétie

75008 Paris

France

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Goldman Sachs International

Plumtree Court

25 Shoe Lane

London EC4A 4AU

United Kingdom

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Banco Santander, S.A.

Ciudad Grupo Santander

Edificio Encinar

Avenida de Cantabria s/n

28660, Boadilla del Monte

Madrid, Spain

Annex E

Form of CFO Certificate